[redacted]

SE 10029179 MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Wright Building, 9th Floor 1000 Lafayette Boulevard

(No. and Street)

Bridgeport (City) CT. (State) 06604-0031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. McElwee (203) 338-4929

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG

(Name – *if individual, state last, first, middle name*)

Stamford Square (Address) 3001 Summer Street (City) Stamford, CT (State) 06095 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 02 2010

FOR OFFICIAL USE ONLY
Washington, DC 122

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bruce T. McElwee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of People's Securities Inc., as of December 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Exp. 6/30/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Wright Building, 9th Floor 1000 Lafayette Boulevard
(No. and Street)

Bridgeport (City) CT. (State) 06604-0031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce T. McElwee (203) 338-4929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG
(Name – *if individual, state last, first, middle name*)

Stamford Square 3001 Summer Street Stamford, CT 06095
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 02 2010
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. McElwee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of People's Securities Inc., as of December 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public Exp. 6/30/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Financial Statements and Supplementary Schedules

December 31, 2009

(With Report of Independent Registered Public Accounting Firm)

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Table of Contents

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

The Board of Directors
People's Securities, Inc.:

We have audited the accompanying statement of financial condition of People's Securities, Inc. (the Company) (a wholly owned subsidiary of People's United Bank) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of People's Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2010

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents (note 3)	$	6,943,027
Cash segregated under federal regulations (note 3)		8,434,791
Securities segregated under federal regulations, at fair value (note 3)		75,558,006
Securities, at fair value (note 4)		11,136,716
Receivables from customers (note 6)		13,229,650
Receivables from clearing organization		1,528,024
Other assets		2,610,847
Total assets	$	119,441,061
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to customers (note 6)	$	88,960,988
Due to People's United Bank		2,992,200
Other liabilities		104,274
Total liabilities		92,057,462
Stockholder's equity (note 8):		
Common stock without par value. Authorized 5,000 shares; issued and outstanding 100 shares		500,000
Additional paid-in capital		6,862,821
Retained earnings		20,020,778
Total stockholder's equity		27,383,599
Total liabilities and stockholder's equity	$	119,441,061

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Income

Year ended December 31, 2009

Revenues:		
Commissions from customer transactions	$	12,170,323
Investment management fees		3,840,510
Insurance commissions		931,414
Interest income on customer receivables (note 6)		486,707
Interest and dividend income on securities and cash equivalents		423,562
Net unrealized and realized losses on securities		(137,018)
Other		397,917
Total revenues		18,113,415
Expenses (note 7):		
Compensation and benefits		11,218,800
Data processing		1,383,174
Communications		919,227
Depreciation		255,560
Regulatory		456,498
Occupancy		794,208
Marketing		113,833
Transaction clearing		148,901
Interest expense on payables to customers (note 6)		120,477
Stationery, printing and postage		117,522
Contract termination costs		329,141
Other		750,709
Total expenses		16,608,050
Income before income tax expense		1,505,365
Income tax expense (note 7)		552,381
Net income	$	952,984

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2009 (note 1)	$ 500,000	$ 6,725,964	$ 39,067,794	$ 46,293,758
Net income	—	—	952,984	952,984
Liabilities assumed by People's United Bank (note 8)	—	136,857	—	136,857
Cash dividend (note 1)	—	—	(20,000,000)	(20,000,000)
Balance at December 31, 2009	$ 500,000	$ 6,862,821	$ 20,020,778	$ 27,383,599

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	952,984
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in cash segregated under federal regulations		8,730,313
Increase in securities segregated under federal regulations		(67,472,378)
Decrease in securities, at fair value		2,222,368
Increase in receivables from customers		(2,409,389)
Decrease in receivables from clearing organization		170,645
Increase in payables to customers		50,940,104
Decrease in due to People's United Bank		(192,762)
Changes in other assets and other liabilities, net		(56,286)
Stock-based compensation expense		136,857
Net cash used in operating activities		(6,977,544)
Net cash from investing activities		—
Cash flows from financing activities:		
Cash dividend paid		(20,000,000)
Net cash used in financing activities		(20,000,000)
Net decrease in cash and cash equivalents		(26,977,544)
Cash and cash equivalents at beginning of year		33,920,571
Cash and cash equivalents at end of year	$	6,943,027
Supplemental information:		
Cash paid for:		
Interest payments	$	120,477
Payments to People's United Financial, Inc. in lieu of income taxes		394,550

See accompanying notes to financial statements.

(1) Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly owned subsidiary of People's United Bank (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (the SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states and operates through a network of 39 New England-based investment and brokerage offices, with 37 located in People's United's traditional branches or financial centers. Commission revenues are principally fees charged to customers for buying and selling securities, including mutual funds, insurance and annuities. A significant portion of customer transactions is conducted online using the Internet.

In October 2009, Chittenden Securities LLC (Chittenden Securities) was merged into the Company. Chittenden Securities was a brokerage firm and a wholly owned subsidiary of People's United. The merger was a combination of entities under common control and therefore was accounted for in a manner similar to a pooling-of-interests. The existing common shares of Chittenden Securities were cancelled and its assets and liabilities were recorded by the Company at their historical carrying amounts, resulting in an increase in stockholder's equity of $1,033,199 as of January 1, 2009. The accompanying statement of income includes the operating results of Chittenden Securities for the full year 2009.

In December 2009, the Company paid a special cash dividend of $20,000,000 to People's United.

The Company has considered all subsequent events through February 26, 2010, the date of issuance of these financial statements.

(2) Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as money market mutual funds), but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

Securities

All of the Company's securities at December 31, 2009, including securities segregated under federal regulations, were reported at fair value, with unrealized gains and losses included as revenue in the statement of income. The fair values of securities were based principally on market prices and dealer quotes.

Commissions

The Company recognizes commission revenues and expenses on a trade-date basis.

(3) Cash and Cash Equivalents

Pursuant to rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained accounts at People's United and Citibank N.A. with a total balance of $8,434,791 in cash and $75,558,006 in securities (at fair value) at December 31, 2009. The securities consisted of U.S. Treasury Notes.

Additional funds are invested daily in cash management accounts administered by People's United and others which are reinvested daily in money market mutual funds.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2009 are as follows:

Money market mutual funds	$	5,930,993
Cash balances at People's United		1,012,034
Total cash and cash equivalents	$	6,943,027

(4) Securities, at Fair Value

The following is a summary of securities (other than securities segregated under federal regulations) at December 31, 2009:

U.S. government agency obligations	$	10,999,615
Unit Investment Trust GNMA		107,371
NASDAQ common stock		29,730
Total securities, at fair value	$	11,136,716

(5) Fair Value Measurements

Effective January 1, 2008, the Company adopted a standard issued by the Financial Accounting Standards Board that defines fair value, provides a framework for measuring fair value, and establishes related disclosure requirements. These provisions are to be applied whenever other standards require (or permit) assets and liabilities to be measured at fair value. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The three levels within the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets; and
- other inputs that are observable for substantially the full term of the asset or liability, or that can be corroborated by observable market data.

Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

At December 31, 2009, all of the Company's securities and cash equivalents are reported at fair value. There were no other assets or liabilities measured at fair value at December 31, 2009.

(Continued)

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2009:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
Securities:				
U.S. government agency obligations	$ 10,999,615	$ —	$ —	$ 10,999,615
Unit Investment Trust GNMA	107,371	—	—	107,371
NASDAQ common stock	29,730	—	—	29,730
Securities segregated under federal regulations (U.S. Treasury Notes)	75,558,006	—	—	75,558,006
Money market mutual funds included in cash and cash equivalents	5,930,993	—	—	5,930,993

(6) Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on margin transactions and cash deposits, respectively, and are generally interest bearing. Interest rates on receivables are set between 0.75% and 2.25% over the Company's base rate which is 1.00% over the broker call rate. Interest rates on payables are set slightly below People's United's money market rate. Receivables are generally collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(7) Inter-Company Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

(Continued)

During 2009, People's United allocated the following expenses to the Company:

Compensation and benefits	$	11,218,800
Occupancy		794,208
Income tax expense		552,381
Other		2,156,761
Total allocated expenses	$	14,722,150

The Company is included in the consolidated federal and state income tax returns filed by People's United Financial, Inc., the parent of People's United. Pursuant to a tax sharing arrangement, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For 2009, income tax expense of $522,381 was allocated to the Company using a combined federal and state tax rate of approximately 36.7%. At December 31, 2009, the Company had no liability for unrecognized tax benefits associated with uncertain tax positions.

(8) Stock-Based Compensation

Compensation cost with respect to all stock-based compensation is measured based on the grant date fair value with related expense recognized over the requisite service period. People's United allocates the applicable compensation expense to the Company. During 2009, stock-based compensation expense of $136,857 was allocated to the Company as an inter-company charge. The obligation for this expense was assumed by People's United and, therefore, was recognized as a credit to the Company's additional paid-in capital.

(9) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2009 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of (i) $250,000 or (ii) 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $24,612,867, which was approximately 167% of aggregate debit balances and $24,317,726 in excess of its required net capital.

Schedule 1

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Computation of Net Capital Under Rule 15c3-l

December 31, 2009

Net capital, as defined:		
Total stockholder's equity	$	27,383,599
Less non-allowable assets:		
Accrued income receivable		1,138,362
Prepaid assets		173,097
Fidelity bond deductible		5,417
Unsecured customer receivables		648
Other nonallowable assets		1,084
Total deductions and/or charges		1,318,608
Net capital before haircuts on securities positions		26,064,991
Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-l(f))		1,452,124
Net capital	$	24,612,867
Computation of alternative net capital requirement:		
The greater of (i) $250,000 or (ii) $295,141, representing 2% of aggregate debit items of $14,757,026 as shown in the formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of the net capital computation	$	295,141
Excess net capital	$	24,317,726
Net capital in excess of:		
4% of aggregate debit items	$	24,022,586
5% of aggregate debit items		23,875,016

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2009 filed on January 25, 2010.

See accompanying report of independent registered public accounting firm.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2009

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	88,960,988
Other		43,951
Total credit balances	$	89,004,939
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to rule 15c3-3	$	13,229,002
Receivables from clearing organization		1,528,024
Total debit balances		14,757,026
Less 3% of aggregate debit items		(442,711)
Total debit balances	$	14,314,315
Reserve computation:		
Excess of total credits over total debits	$	74,690,624
Amount held on deposit in reserve bank accounts including qualified securities		83,992,797
Excess per this calculation	$	9,302,173

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2009 filed on January 25, 2010.

See accompanying report of independent registered public accounting firm.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2009

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under rule 15c3-3)	$	—
Number of items		None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$	—
Number of items		None

See accompanying report of independent registered public accounting firm.

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
People's Securities, Inc.:

In planning and performing our audit of the financial statements of People's Securities, Inc. (the Company), a wholly-owned subsidiary of People's United Bank, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management and Board of Directors, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010